Exhibit 7

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the below transactions in the Class A Common Stock were traded in the ordinary course over the New York Stock Exchange, and the purchaser was Haveli Brooks Aggregator, L.P.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
5/18/2026	Purchase	2,177	$1.4706(1)
5/19/2026	Purchase	583,450	$1.4875(2)
5/20/2026	Purchase	185,611	$1.4982(3)
5/21/2026	Purchase	8,117	$1.50(4)
5/22/2026	Purchase	798,223	$1.4809(5)
5/26/2026	Purchase	243,805	$1.4591(6)
5/27/2026	Purchase	1,600	$1.4941(7)
6/3/2026	Purchase	240,307	$1.5649(8)
6/5/2026	Purchase	28,299	$1.60(9)
6/8/2026	Purchase	216,798	$1.6982(10)
6/9/2026	Purchase	178,677	$1.7007(11)
6/10/2026	Purchase	723,460	$1.673(12)
6/11/2026	Purchase	250,000	$1.7405(13)
6/12/2026	Purchase	256,928	$1.6976(14)

(1) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.4642 to $1.48, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.475 to $1.50, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.465 to $1.50, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at $1.50, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.465 to $1.50, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(6) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.435 to $1.48, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(7) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.485 to $1.495, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(8) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.555 to $1.57, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(9) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at $1.60, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(10) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.675 to $1.73, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(11) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.695 to $1.705, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(12) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.655 to $1.70, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(13) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.705 to $1.785, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(14) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.6744 to $1.73, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.